KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Six Months Ended June 30,
	2013	2012
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$1,778	$802
Add:
Fixed charges	453	328
Amortization of capitalized interest	3	2
Distributed income of equity investees	152	117
Less:
Interest capitalized from continuing operations	(21)	(11)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	—
Income as adjusted	$2,365	$1,238

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$434	$315
Add:
Portion of rents representative of the interest factor	19	13
Fixed charges	$453	$328

Ratio of earnings to fixed charges	5.22	3.77